JUPITERS LIMITED DECLARES OFFER FOR BREAKWATER ISLAND TRUST UNCONDITIONAL


Jupiters Limited ("Jupiters") announces that, as the minimum acceptance condition of its Offer for the Breakwater Island Trust ("Breakwater") units it does not already own has been fulfilled, it removes all defeating conditions in relation to the Offer.

As at 5.45pm EDST today, Jupiters was entitled to 90.9% of the units on issue and 82.7% of the units subject to the Offer. Acceptance today by the Rubicon
M&A Fund, a merger arbitrage fund based in Sydney, took the overall acceptance of Jupiters' Offer to in excess of 90%.

Jupiters' Offer for Breakwater is scheduled to close at 7.00pm (Brisbane time) on Friday, 27 December 2002. Unitholders who have already validly accepted Jupiters' Offer will have their consideration processed within five business days of this announcement. Unitholders who accept prior to the close of the Offer will have their consideration processed within five business days of acceptance.

Having obtained a relevant interest of greater than 90%, Jupiters intends to move to compulsorily acquire the remaining units as permitted under the Corporations Act. Unitholders whose units are compulsorily acquired, will not receive their consideration until at least one month after the close of the Offer.


For  further  information,  please  contact
Paul  Binsted
Salomon  Smith  Barney
Financial  Adviser  to  Jupiters
Tel:  02  8225  400019
                                                                   December 2002

JUPITERS LIMITED IS A PUBLIC LISTED COMPANY WITH INTERESTS IN TOURISM, LEISURE AND GAMING. IT OWNS JUPITERS CASINO ON THE GOLD COAST AND TREASURY CASINO IN BRISBANE, AS WELL AS HOLDING AN INVESTMENT IN AND THE MANAGEMENT CONTRACT FOR THE TOWNSVILLE CASINO. IN ADDITION, THE COMPANY OPERATES KENO IN QUEENSLAND AND NEW SOUTH WALES, ONLINE SPORTSBETTING THROUGH CENTREBET BASED IN THE NORTHERN TERRITORY AND PROVIDES TECHNOLOGY SERVICES. JUPITERS LIMITED IS BASED ON THE GOLD COAST, QUEENSLAND, HAS OVER 20,000 INVESTORS IN ORDINARY SHARES, OVER 5,100 JUPITERS RPS SECURITYHOLDERS AND EMPLOYS OVER 5,000 STAFF.